June 22, 2007

Media Sentiment, Inc.
former subsidiary of California News Tech

We consent to the inclusion of our report as the independent registered public accounting firm on the financial statements of California News Tech and subsidiary as of December 31, 2006 in the SB-2 to be filed with the Securities and Exchange Commission for Media Sentiment, Inc.

/s/ Jewell & Langsdale
Jewell & Langsdale
Walnut Creek, California